FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-March 2013	2

Results Telefonica, S.A. Investor Relations January - March 2013
This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Disclaimer 2
Q1 13 Results highlights TELEFONICA Executing our transformation strategy for a sustainable growth model Stabilising the business Revenues -1.6% y-o-y in organic terms (-0.1% ex-regulation) Organic OIBDA stabilisation (-0.1% y-o-y) on improving margin High single digit organic growth in OpCF (+9.6% y-o-y) Progressing on transformation Movistar Fusion keeps strong momentum; 47% OIBDA margin in Spain (+5.1 p.p. organic y-o-y) Superior quality base: increasing mix of smartphones and UBB Advancing in diversification Latam generates 51% of group revenues Brazil becomes the largest business by revenues Reducing debt Non-recurrent factors & seasonality driving Q1 13 net debt to €51.8bn Net Debt reduced to €51.2bn considering post-closing events EPS +22.2% y-o-y 3
Key financials Quarterly performance consistent with Company's expectations Full year guidance reiterated Reported Q1 13 € in millions Reported y-o-y Organic y-o-y Revenues OIBDA OIBDA Margin Net income EPS OpCF (ex-spectrum) 14,141 4,567 32.3% 902 0.20 3,321 (8.8%) (10.1%) (0.5 p.p.) 20.6% 22.2% (1.6%) (1.6%) (0.1%) 0.5 p.p. (7.9%) (6.7%) 9.6% Underlying y-o-y Reported growth rates impacted by: Forex effects (Venezuelan devaluation) Changes in the perimeter (Atento) Telco adjustment of the value of TI investment in Q1 12 4 TELEFONICA
Commercial progress; towards higher value & more sustainable customer base Smartphone penetration (CHART) +5 p.p. +6 p.p. y-o-y Continued focus on high quality clients Mobile contract base up 8% (+1 p.p. q-o-q) Contract mix improved to 33% (+2 p.p. y-o-y) Mobile contract net adds surpass 1.4 m in Q1 Steady growth of FBB accesses (+2% y-o-y) UBB connected customers: 1.1 m (x1.8 vs. Mar-12) Progressive LTE deployment in key markets T. Europe: Tariff innovation & subsidy reduction Spain: "Movistar Fusion" - October 2012 Germany: "O2 Blue all in" - March 2013 Czech Republic: "O2 FREE" - April 2013 UK: "O2 Refresh" - April 2013 T. Latinoamerica: Best quality base Leading contract in the region Contract +13% y-o-y Smartphones +78% y-o-y Best positioned to capture mobile data opportunity 5 UBB Penetration Fiber+VDSL/Fixed Accesses Connection rate (CHART) TELEFONICA
6 Stable revenue performance ex-seasonality Q1 13 organic revenues -0.1% y-o-y ex-regulation Main growth drivers: T. Latam (51% of revenues) and mobile data (37% of MSR) Brazil becomes the largest market by revenues Organic growth slowed down sequentially mainly due to T. Europe on the back of calendar effects, handsets sales and regulation Maintained transformation of revenue mix Data revenues over MSR increased 3 p.p. y-o-y to 37% Non-SMS revenues (+21.9% organic y-o-y) drive data revenue growth (+9.5% y-o-y organic) Creating value through tiered pricing and bundling (CHART) (CHART) Q1 13 organic revenue Non-SMS revenues/ Data Revenues +6 p.p. y-o-y +6 p.p. Revenues benefiting from unmatched diversification +7 p.p. TELEFONICA +6.8% y-o-y -10.5% y-o-y
(CHART) Focus on efficiencies lead to sustained savings Delivering on cost control execution Third consecutive quarter of OpEx y-o-y decline New commercial model progressively reducing subsidies Cost cutting efforts in Q1 more than offset weaker revenues Commercial costs: -11.1% y-o-y organic mainly due to subsidies reduction despite higher smartphone sales Continue progress on simplification (process and products), increasing effectiveness Resources optimisation, eliminating redundancies Data centric business increasing network costs OIBDA Margin y-o-y organic (CHART) Benefits of scale achieved through TGR OpEx (CHART) 7 +0.5 p.p. Transformation for a more profitable business TELEFONICA Organic y-o-y

TELEFÓNICA

Global Resources: Delivering OpEx & CapEx savings

Strong focus in a limited set of priority projects to drive transformation

- **Network and Operations:**
  - Going forward to ensure smooth implementation of **Network Sharing agreements** in Europe and extend the scope to Latam (e.g. MoU with AMX in Brazil)
  - Deployment of a **standardised technical support model** for all Group operations
- **IT:**
  - Deployment of a new model for Application Maintenance in Latam
  - Infrastructure consolidation progress: closed 2 rented Data Centres in Latam
- **Devices:**
  - Consolidation of operational model, with global negotiations leading to simplified portfolio. **80% of Q1 13 value in 30 references**
- **Procurement:**
  - Commissioned an ad-hoc specialised unit, "**E2E Sourcing Transformation Unit**", to tackle the e2e Sourcing model for most relevant global categories
- **MNCs:**
  - Maintain MNCs commercial momentum leveraging **enhanced portfolio** (Managed Mobility & WAN and Managed videoconference)

Investor Relations
Telefónica, S.A.

8

Telefónica

TELEFÓNICA

Digital: Progressing in the digital world

Accomplishments in Q1 13

Firefox

Firefox handsets to be launched in Q3
- 1st devices in Spain, Colombia and Venezuela in Q3. 5 additional countries in Q4 including Brazil
- Vendors to launch will be ZTE and Alcatel followed by LG, Huawei and Sony
- Content partnerships with Facebook, Twitter, Nokia HERE, MTV

M2M

Bolstering M2M capabilities by launching new platforms and products
- Launch "Smart M2M Solution" platform
- Launch a pioneering motor insurance policy, "Pay As You Drive", with Generali in Spain
- Partnership with Sascar to develop fleet management solutions in Brazil
- Telefónica named Top Tier M2M Operator by Machina Research

TU Comms

Launch of TU Go in UK
- A new free-to-download app that allows customers to use their mobile phone number to make calls or send messages from a wide variety of devices, fully integrated into their subscription bundle

eAdvertising

Launched WEVE in the UK, VIVO Media in Brazil and signed partnership with Sprint
- Creating scale for advertisers and agencies across markets in UK, Brazil and US
- Together with Sprint, providing easier access to over 370 million customers worldwide

eHealth

Improving position to capture eHealth growth
- Acquisition of Axismed, leading chronic patient management Company in Brazil

Venture Capital

Taskhub, the first investment by Telefónica's VC team in a Wayra start-up
- Taskhub, an online marketplace for jobs and small tasks, to be accelerated through O2 in the UK

Investor Relations
Telefónica, S.A.

9

Telefónica

T.LATAM

T. Latam: Healthy growth on sound basis

Mobile Accesses (y-o-y)


Q4 12
Q1 13
6%
4%
12%
13%
Mobile
Contract

Contract/Mobile
23%
(+2 p.p. y-o-y)

Revenues (organic y-o-y)


5.1%
6.4%
7.4%
6.8%
Q2 12
Q3 12
Q4 12
Q1 13

OIBDA (organic y-o-y)


(1.2%)
6.2%
10.6%
7.7%
Q2 12
Q3 12
Q4 12
Q1 13

Strong commercial activity within the most valuable segments

- **Sound contract net adds momentum**, with historical record in contract gross adds in a Q1 and progressive churn reduction
- **Smartphones uptake** (+78% y-o-y); **key lever of our differential growth strategy**. Smartphone penetration of 14% (+6 p.p. y-o-y) provides a huge opportunity ahead of us
- **Strengthened regional leadership** in contract and mobile broadband

To provide more sustainable revenue growth

- **Organic revenue growth** (+6.8% y-o-y) **doubling accesses growth** (+3.4% y-o-y)
- **Outgoing mobile ARPU growing by 5.6% y-o-y**
- Regulation dragging Q1 revenue y-o-y growth by 1.0 p.p.
- **Booming data revenues as the main growth driver** (+20.9% y-o-y) with non-SMS revenues growing by 34.3% y-o-y

OIBDA margin expansion (+0.2 p.p. organic y-o-y)

- **Strong OIBDA organic growth amid increased profitability**
- **Margin improvement despite higher commercial activity** focused on high value segments

Investor Relations
Telefónica, S.A.

10

T.LATAM

Brazil: Widening mobile competitive advantage

Mobile Market Share (Q1 13)


Total
Contract
y-o-y
28.8%
37.1%
0.6 p.p.
-1.0 p.p.
Total
Contract

3G Coverage (# municipalities)


3,121
1,119
Vivo
Closest Competitor

Contract and Smartphones accesses (millions)


Contract
Smartphone
17.2
6.1
18.0
6.9
18.8
9.3
19.5
10.2
Q2 12
Q3 12
Q4 12
Q1 13

FBB/Fixed


34%
36%
Q1 12
Q1 13

Unparalleled service quality leveraged on differential infrastructure

- **Contract net adds share of 42%** in Q1 with lower SAC
- **Delivering the best service:** complaints c40% lower than competitors average
- **Incremental top-ups** (+8.7% y-o-y in lc) despite lower prepay customer base (-2.9% y-o-y)

Enlarging gap in high value customers

- **Mobile contract** +17% y-o-y to 26% of mobile accesses (+3 p.p.)
- **Smartphones with data plan +88%** y-o-y to 14% of mobile accesses (+7 p.p.)
- **New innovative multi-device plans** launched in April to keep strengthening our position

Action plan implemented to keep improving fixed quality

- **Enhanced mix of broadband speeds** (+12 p.p. accesses with >= 4Mbps vs. Mar-12)
- **Vivo Fiber target:** 1.8 m homes passed by Dec-13 (Mar-13: 1.1m)
- Positive performance in **Corporates & SMEs:** accesses +9% y-o-y

Investor Relations
Telefónica, S.A.

11

Telefónica

T.LATAM

Brazil: Solid revenue and OIBDA growth


Revenue growth (organic y-o-y)
% over total revenues
0.0%
2.3%
2.9%
3.0%
Q2 12
Q3 12
Q4 12
Q1 13
Mobile
+10.6% (66%)
Fixed
-8.9% (34%)


Mobile Service Revenue (y-o-y)
10.4%
9.4%
5.9%
7.0%
Q2 12
Q3 12
Q4 12
Q1 13


OIBDA growth (organic y-o-y)
OIBDA Margin organic y-o-y
(2.4%)
-0.9 p.p.
2.1%
-0.1 p.p.
7.5%
+1.6 p.p.
3.9%
+0.3 p.p.
Q2 12
Q3 12
Q4 12
Q1 13

Consistent revenue growth improvement

- **Regulation** negatively affecting y-o-y growth by 1.3 p.p.
- **MSR improvement led by higher usage & data.** Non-SMS revenues y-o-y growth accelerated to +23.2% in Q1
- **Leading MSR market growth**

OIBDA and margin expansion y-o-y

- Improved profitability y-o-y driven by **synergies**
- Strong contract net adds (Q1 13: +42% y-o-; Q4 12:+12% y-o-y), main impact behind y-o-y margin deceleration
- **Ongoing integration efforts** to continue improving efficiency and customer satisfaction
- **Leading OIBDA market share,** reinforced leadership in Q1

Investor Relations
Telefónica, S.A.

12

T.LATAM

T. Latam: Key Metrics (I)

% out of Group revenues

Peru (4.4%)

Accesses (Mar-13)


y-o-y
24.4%
4.7%
46%
+6 p.p.
Contract y-o-y
Total Mobile y-o-y
FBB / Fixed

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
6.0%
6.0%
+0.0 p.p.
Revenues
OIBDA

- **Outstanding operational performance** remained across services
- **Solid revenue and OIBDA y-o-y growth on stable margin**

Argentina (6.5%)

Accesses (Mar-13)


y-o-y
7.7%
10.3%
37%
+1 p.p.
Contract y-o-y
Total Mobile y-o-y
FBB / Fixed

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
22.1%
-6.4 p.p.
(0.9%)
Revenues
OIBDA

- **Mobile net adds record in Q1 13**
- **Strong revenue performance**
- Lower margin due to higher commercial activity and higher weight of revenues with lower margin (contents)

Chile (4.4%)

Accesses (Mar-13)


y-o-y
(6.3%)
5.4%
54%
+5 p.p.
Contract y-o-y
Total Mobile y-o-y
FBB / Fixed

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
(2.2%)
4.1%
+1.9 p.p.
Revenues
OIBDA

- **Reduced churn in contract** amid a very competitive environment
- Revenue decline on the back of pricing competitive pressure
- **Ongoing efficiency program** positively impacting OIBDA margin

Investor Relations
Telefónica, S.A.
13

Telefónica

T.LATAM

T. Latam: Key Metrics (II)

% out of Group revenues

Colombia (3.0%)

Accesses (Mar-13)


y-o-y
7.5%
(3.5%)
53%
+10 p.p.
Contract y-o-y
Total Mobile y-o-y
FBB / Fixed

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
4.8%
+2.4 p.p.
(2.7%)
Revenues
OIBDA

- **Commercial activity improved** with the highest net adds in fixed and FBB of the last 4 years
- Revenue decline more than offset by **benefits stemming from the integration process**

Mexico (2.7%)

Accesses (y-o-y)


2.4%
(3.0%)
Mar-12
Mar-13

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
(2.5%)
-4.4 p.p.
(22.5%)
Revenues
OIBDA

- **Commercial repositioning on track:** accesses growing after 4 quarters of y-o-y decline
- **OIBDA y-o-y decline impacted** by higher commercial activity
- Telecom market reform to **improve competitive landscape**

Venezuela (4.4%)

Accesses (Mar-13)


25.1%
7.8%
Contract y-o-y
Total Mobile y-o-y

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
30.7%
36.9%
+2.1 p.p.
Revenues
OIBDA

- **Outstanding operational performance on track**
- **Revenue y-o-y acceleration** on the back of our top quality proposal

Investor Relations
Telefónica, S.A.

14

Telefónica

T.EUROPE

T. Europe: Refreshed commercial approach, focused on value

Steady growth in quality mobile



(Mar-13 y-o-y)
2.9%
16.4%
24.3%
Contract
MBB
Smartphones

Contract/Smartphone penetration



Mar-13 y-o-y
60%
+2 p.p.
37%
+7 p.p.
Contract
Smartphones

New tariffs in the market



Movistar Fusión
Movistar Cero
Movistar Total
O2 Blue

Revenues (ex-regulation y-o-y)



Q4 12
Q1 13
(6.9%)
(8.5%)

OIBDA margin (y-o-y)



36.4%
+1.4 p.p.
35.2%
+2.1 p.p.
Q4 12
Q1 13

Enhanced portfolio across markets

- **Tariff refreshment balanced customer needs and key strategic priorities:**
  - Data-centric
  - Simplicity
  - No-subsidy
  - LTE monetisation
- **Offering tailored to market conditions**
- **Reinforced competitiveness** amid an aggressive competitive landscape and challenging macro environment
- **Building on a more sustainable commercial model** moving away from handset subsidies

Continued improvement in profitability despite top line pressure

- Revenue evolution impacted by calendar effects, handsets sales and regulation
- **Further efficiency gains** and restructuring costs in Q1:
  - **Leaner operation** drives non-commercial costs (-8.6% y-o-y)
  - **Lower subsidies** reducing commercial costs (-19.1% y-o-y)
- **OIBDA margin improvement**
- **Stable OpCF** y-o-y

Financials y-o-y change are organic
Q4 12 margin y-o-y in organic terms and excluding positive impact of the change of scheme in the UK pension plan

Investor Relations
Telefónica, S.A.
15

T.EUROPE

Spain: Recovering commercial strength with Movistar Fusión

Movistar Fusión
Customers ('000)


1,121
1,734
Dec-12
Mar-13

Movistar Fusión
% New customers/Gross adds


30%
47%
Q4 12
Q1 13

FBB & Fiber net adds ('000)


Fiber
FBB
Q1 12
Q4 12
Q1 13
(9)
49
130
66
52
60

Mobile contract net adds ('000)


Q1 12
Q4 12
Q1 13
(217)
(182)
(275)
Movistar offer with no-subsidies

Fusion maintains market momentum; keeps improving customer mix

- Convergence has become the key market trend
- **Revenue break-even in Q1** due to new revenue stream from new customers & upselling
- **Increased mobile add-ons**
- **Improved customer satisfaction**
- **Increased Fiber uptake**
- Fixed telephony losses (-136 k in Q1): -33% y-o-y

Convergent offers impacting mobile performance

- **Convergent offers gaining traction**
- **Total market shrinking**
- **Competition remains intense**
- **Contract portability net loss** (181 k in Q1)
  - 82% of net loss to MVNOs, mainly integrated offers
  - Improved trend throughout the quarter

Renewed commercial offers in April to reinforce competitive position

Movistar Fusión Cero 34.90 €/month

Movistar Cero 9.00 €/month

Movistar Total 34.90 €/month

Attacking low-end convergent market

To better address mobile customer needs

Investor Relations
Telefónica, S.A.

16

Telefónica

T.EUROPE

Spain: Further progress towards business stabilisation

Revenues ex-handset sales (y-o-y)


Q3 12
Q4 12
Q1 13
(13.9%)
(12.2%)
(11.4%)

OIBDA Margin


Organic y-o-y change
47.5%
47.2%
47.0%
0.6 p.p.
5.2 p.p.
5.1 p.p.
Q3 12
Q4 12
Q1 13

Q1 13 (y-o-y organic)


Revenues
OIBDA
OpCF
0.0%
(6.3%)
(16.4%)

Revenue ex-handset sales stabilises its y-o-y trend in Q1 13

- **Positive impact of lower upgrades** (loyalty program) on MSR
- **Mobile handset sales -67% y-o-y** (subsidies removal in Mar-12)

Sustained high OIBDA margin: visible benefits of transformation

- **Transformed business model**
  - Allowing to better manage tough macro and competitive environment
- **Ongoing cost cutting initiatives across the board**
  - New commercial model (net commercial savings in line with Q4 12)
  - Redundancy program (€ 40 m savings in Q1)
  - Simplification (portfolio and processes)
  - Increased customer satisfaction (lower churn & higher quality)
- **Further efficiencies to come on deeper transformation**
  - Personnel: bargaining agreement renewed limiting wages to 1% till 2014, temporal suspension of Co. contribution to pension plan
  - Insourcing (more than 100 activities insourced in commercial, technical and support areas)
  - Deepening on simplification (IT, services, product portfolio…)

Stable organic OpCF vs. Q1 12, totalling €1.3Bn

- **Focused CapEx in fiber** leveraging investment efficiencies
- **Fiber: 2.3 m households passed** (x1.8 y-o-y)

Investor Relations
Telefónica, S.A.

17

Telefónica

T.EUROPE

UK: Back to OIBDA growth on sustained commercial traction

Sustained performance in contract net adds ('000)


206
282
251
Q3 12
Q4 12
Q1 13

MSR (ex-regulation y-o-y)


Q3 12
Q4 12
Q1 13
(4.7%)
(4.2%)
(2.9%)

OIBDA (y-o-y)


OIBDA margin
3.1%
21.1%
+1.6 p.p.
(10.2%)
(8.7%)
Q3 12
Q4 12
Q1 13

Financials y-o-y change are in local currency

Strong traction in the contract segment drives mobile growth

- **Record low contract churn** at 0.95% (-0.1 p.p. y-o-y)
- Mobile base up 3%, with **contract mix at 53%** (+3 p.p. y-o-y) despite aggressive competition
- Smartphone penetration at 47% (+6 p.p. y-o-y)



- **"O2 Refresh" launched in April** to reinforce position
  - Simple and transparent "all in" price scheme: service and handset clearly separated
  - Innovative and flexible approach: value for money
  - Maintained data centric strategy

Maintained momentum leads to revenue performance

- **MSR trend improved for the second consecutive quarter**
- **Non-SMS revenues:** main growth driver (+16.4% y-o-y)
- RPI increase and disposal of fixed business to impact from Q2 13

OIBDA reflects revenue trends and efficiency efforts

- **OIBDA margin expansion:** contained commercial expenses, network sharing and scale benefits
- OIBDA was negatively impacted by restructuring charges (Q1 13: € 8 m)
- **OpCF up 25%** y-o-y to € 166 m (excluding spectrum investment of € 671 m)

Investor Relations
Telefónica, S.A.

18

Telefónica

(CHART) 19 (CHART) Mobile business (Q1 13) Delivering on clear strategic priorities Contract growth leads to mix improvement of 2 p.p. to 53% Accelerating smartphone penetration to 28% (+7 p.p. y-o-y) New "O2 Blue all in" portfolio: Encouraging trends in terms of mix, best value for money proposition, clear progress in upselling Opening of new LTE high speed areas MoU signed with DT for a long-term cooperation for the future development of fixed NGA Q1 13 mobile service revenues (y-o-y) OIBDA Margin MSR performance reflects customer base transformation Pressure in ARPU due to contract renewals and decreasing incoming SMS revenues in a high competitive environment Non-SMS revenues/data revenues at 63% (+9 p.p. y-o-y) Handset revenues (+23.5% y-o-y) on better mix of smartphones Stable OIBDA y-o-y on focused acquisition and retention OIBDA margin expansion due to improved customer mix and additional efficiencies (CHART) (CHART) Mobile accesses y-o-y performance +0.5 p.p. -0.2 p.p. Germany: Solid progress in mobile data T.EUROPE
Net Financial Debt/OIBDA 2.44x € in millions Net Financial Debt/OIBDA 2.36x Net Financial Debt evolution Debt reduction absorbing bolivar devaluation and seasonal effects (CHART) € in millions FCF Post- Spectrum Net Fin. Debt Mar-13 Net Fin. Debt Dec-12 FX, Commitments Cancellation & Others Treasury Shares Net Financial Investments (CHART) OpCF pre-spectrum Net Interest Tax Working capital FCF Post Spectrum Dividend to minorities & others Spectrum accrued FX Venezuelan Devaluation Net Fin. Debt Dec-12 after Venezuelan devaluation OpCF post Working Capital FCF pre-Spectrum Net Financial Debt evolution 3,321 Post closing events (Hispasat, UK fixed, Central America) Net Fin. Debt Mar-13 post closing events -1.6% +18.0% +171.9% 20 y-o-y TELEFONICA Net Financial Debt/OIBDA 2.41x
(CHART) 21 Strengthening liquidity and reducing financial expenses € in billions € Bonds at Holding (8&10yrs) Syndicated Loans (4&5yrs) ECA Loans & Latam €7bn long term diversified financing 2013 YTD Average debt life 6.75 years Ample geographic split by bank financing: Europe 48%, Asia 18%, Spain 18%, North America 12% & Latam 4% USD Bonds at Holding (5&10yrs) € in billions Cash position excluding Venezuela (Mar-13) Undrawn credit lines & syndicated RCF (Mar-13) +€0.4bn liquidity cushion increase vs. Dec-12 €0.8bn bonds buy-back reducing debt maturities in the next 3 years (CHART) Total Liquidity Cushion (Mar-13) (CHART) Increased average debt life on 2013 YTD financing €21.4bn liquidity: increasing vs. Dic-12 Decreasing effective interest cost (12 month rolling) 6% 5% €11.4bn LT €7.0bn TELEFONICA Refinancing YTD Guidance
Conclusion 22 Executing our transformation strategy for a sustainable growth model Solid start to year, in line with Company expectations Commercial push focus on quality an innovation Stable organic OIBDA with margin improvement, and solid OpCF increase Strong EPS growth Decisive actions taken to further reduce debt 2013 outlook reiterated TELEFONICA
Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies' disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies' disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile. Mobile net additions exclude the disconnection of inactive customers in Spain (Q1 12) and C. Republic (Q1 13).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 8, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer